Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-269693

U.S. GoldMining Inc.

Initial Public Offering of Units

April 7, 2023

U.S. GoldMining Inc. has filed a registration statement on Form S-1 with the United States Securities and Exchange Commission, under the U.S. Securities Act of 1933, as amended, with respect to these securities. The registration statement is subject to completion and has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. A third amended and restated preliminary prospectus containing important information relating to the securities described in this document, has been filed with the securities regulatory authorities in all provinces and territories of Canada (other than Québec). A copy of the third amended and restated preliminary prospectus, and any amendment, is required to be delivered with this document. The Canadian third amended and restated preliminary prospectus is still subject to completion. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the Canadian final prospectus has been issued. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the U.S. and Canadian third amended and restated preliminary prospectuses. All references to “$” or “dollars” in this document are to U.S. dollars, unless indicated otherwise.

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the registration statement (including the U.S. preliminary prospectus and the U.S. final prospectus), the Canadian third amended and restated preliminary prospectus, the Canadian final prospectus, as applicable, and any amendment for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. Copies of the registration statement, the third amended and restated preliminary prospectus, and other documents listed above as they become available, for the offering can be obtained from (i) for U.S. investors only, H.C. Wainwright & Co., via email at placements@hcwco.com or (ii) for U.S. or Canadian investors, BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036 (800-414-3627, email: bmoprospectus@bmo.com) or BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 (905-791-3151 Ext 4312; torbramwarehouse@datagroup.ca).

Issuer:	U.S. GoldMining Inc.

Offering:	Initial public offering of units. 100% primary.

Issued Securities:	Each unit (a “Unit”) shall consist of: (i) one share of common stock, par value $0.001 per share in the capital of the Issuer (each, a “Common Share”); and (ii) one warrant to purchase a Common Share (each, a “Warrant”).

Offering Price:	$10.00 per Unit.

Offering Size:	$20,000,000

Warrants:	Each Warrant entitles the holder thereof to purchase one Common Share at a price of $13.00 per share. The Warrants are exercisable at any time for a period of three years from the date on which such Warrants were issued.

Ticker/Listing:	The Issuer has applied to list the Common Shares and the Warrants on the NASDAQ under the ticker symbols “USGO” and “USGOW”, respectively. Listing will be subject to the approval of the NASDAQ in accordance with its listing requirements.

Principal Stockholders:	GoldMining Inc. beneficially owns, or controls or directors, directly or indirectly, 9,500,001 Common Shares, representing approximately 93.7% of the issued and outstanding Common Shares.

Use of Proceeds:	The principal purposes of this offering are to provide capital to the Company to carry out planned exploration and for general working capital purposes.

Lock-Up Agreements:	In connection with the completion of the offering, the Issuer and each of its directors, officers and principal stockholders will enter into customary lock-up agreements valid for a period of 180 days after the closing.

Offering Type:

Registered underwritten initial public offering in the United States by way of a registration statement on Form S-1.

Underwritten initial public offering by way of a long form prospectus filed in all provinces and territories of Canada (other than Québec).

Eligibility for Investment:	The Common Shares and Warrants are expected to be eligible for RRSPs, RRIFs, TFSAs, RESPs, RDSPs or deferred profit sharing plans, subject to exceptions set out in the preliminary prospectus.

Joint Book-running Managers:	H.C. Wainwright & Co., LLC and BMO Capital Markets

Co-Managers	Laurentian Bank Securities Inc. and Sprott Capital Partners LP

Underwriting Fee:	7.0%

Pricing Date:	Targeting April 11th, 2023

Trading Date:	Targeting April 12th, 2023

Closing Date:	Targeting April 14th, 2023 (T+2)